Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

BREAKING NORMAL, INC.
3808 Tower View Ct
Austin, TX 78723
http://breakingnormal.com/

Up to $107,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: BREAKING NORMAL, INC.
Address: 3808 Tower View Ct , Austin, TX 78723
State of Incorporation: DE
Date Incorporated: March 19, 2018

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $107,000.00 | 53,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $108.00

Maximum subject to adjustment for bonus shares. See Bonus info below.

Perks*

Any investment above the minimum can apply the full value to a retreat.

If you invest $500+, you will receive a 5% discount on anything on BreakingNormal.com for purchase.

If you invest $1,000+, you will receive a 10% discount on anything on BreakingNormal.com for purchase.

If you invest $2,500+, you will receive a 15% discount on anything on BreakingNormal.com for purchase.

If you invest $5,000+, you will receive a 20% discount on anything on BreakingNormal.com for purchase including a personal meeting with Daniel Eisenman.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Breaking Normal, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 Comomon Stock shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

BREAKING NORMAL, INC.'s app is the MUST HAVE app for internet addicted millennials needing to upgrade the way they communicate. A groundbreaking technology which catalyzes authentic communication, inspiring genuine human connection. Users share perspective on trending topics in the form of timed videos engineered to stimulate creativity.

The Breaking Normal app is owned by Breaking Normal Inc., and is being updated to be reactivated soon. Breaking Normal Inc. is a business entity that operates independently. Investors will be investing in Breaking Normal, Inc.'s communication technology the 'Breaking Normal app.'

Legal Name and Date Formed

Breaking Normal INC._ March 2018

Competitors and Industry

Top competitors include mainstream social networking apps, game apps, group counselling apps, and video messenger apps. Whereas modern media apps offer the illusion of connection, BREAKING NORMAL gives the user an authentic experience of relating in a tribe. Gone are the days of compulsive scrolling. Enter the new generation of content creation.

Current Stage and Roadmap

BREAKING NORMAL INC.'s app is fully functional on most IOS and Android devices. 600+ users have already downloaded the app and thousands more have experienced the cutting edge communication and self-expression techniques in person at live events. In the future BREAKING NORMAL will strive to license its technology for corporate use as well as incentivize quality engagement through the introduction of a signature coin and blockchain by Q4 2019.

We decided to hold of on working with cryptocurrency based on advice with regards to its volatility. The mention of the use of cryptocurrency was an idea that could serve as an incentive to app users if implemented however, it is not necessary to the functioning of the app or is it a must have. Due to our decision to forgo the use of cryptocurrency on the app at this time, we would not be coming up with a start date in that regard.

The Team

Officers and Directors

Name: Daniel Eisenman

Daniel Eisenman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & CEO
  Dates of Service: March 19, 2018 - Present
  Responsibilities: Visionary + Integrator. Expected salary following campaign $111,000 at 40 hours a week.

- **Position:** Treasurer
  Dates of Service: March 19, 2018 - Present
  Responsibilities: Financial Managment

- **Position:** Secretary
  Dates of Service: March 19, 2018 - Present
  Responsibilities: Correspondence

Other business experience in the past three years:

- **Employer:** Breaking Normal LLC
  Title: Author
  Dates of Service: May 19, 2017 - Present
  Responsibilities: Story teller

Other business experience in the past three years:

- **Employer:** International Tribe Design
  Title: Co-Founder
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Retreat facillitator

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The COMMON STOCK that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Tokens may also be subject to significant price volatility

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Tokens. For example, a security breach that affects investor or user confidence in Bitcoin may also cause the price of the Tokens and other blockchain assets to fluctuate. Projected date for cryptocurrency release as suggested by Daniel (founder) is January 1st 2020. In the meantime, we would use a token that could potentially convert to cryptocurrency with increase in users by January 1st 2020. This feature is not a necessity for the app operation however, it could be an advantageous avenue for incentive for app users.

We have existing intellectual property that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Daniel Eisenman	1,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 53,500 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

one vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of COMMON STOCK of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $10.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: Bank Operations Setup
  Date: March 19, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

BREAKING NORMAL, INC. can operate for up to a minimum of five months and maximum a year without revenue generation in this case, with no staff on payroll or vendors being paid for maintenance tasks. Since the business product is the app, marketing can be done through social media, taking advantage of the existing network of the founder. This process of organic marketing through social media does not require funding. The app can operate solely through targeting organic customer. Funds that can be generated by the app will be useful in upgrading and adding more features for customers however, the running of the app and product offering is not dependent on those funds.

-Breaking Normal founder's access to large networks can be helpful for marketing, sales, talent, capital, and beyond. With access to a market through founders' networks, the app through testing period has been able to reach a wide range of clients in the market.

-In a homogeneous market like the mobile app market, fixed costs and customization costs are greatly reduced and the potential for growth within such a market is expidited. Also, the product is available to a homogenous market with a niche offering which raises competitive advantage over competitors in the market.

If funds are raised;

BREAKING NORMAL, Inc. can operate fully with the minimum of $10,000 for a duration of three months. This estimate is based on payroll expenses for current officers and the growth of the company which may result in the need for more officers.

BREAKING NORMAL, Inc. can operate fully with the maximum amount of $107,000 for a duration of two years. This estimate is based upon payroll expenses for current officers.

Foreseeable major expenses based on projections:

Payroll expenses for company operations and further app upgrades may arise in the foreseeable future. Payroll expenses will be targeted at bringing in more skilled minds onto the Breaking Normal vision which we envision will provide a return on investment in scaling the growth of the business to even greater heights.

Our investors will be happy to know that the technology we are providing is one that is in it unique way breaching the gap that is left by the present social media tools. Expenses will go into keeping the app updated and at optimal functionality.

The Breaking Normal App will have a viable product of the game available on ios and google play as soon as next month (July 2019). The app is fully functional and will be ready to use as soon as registeration application is processed by Apple. The games purpose is to leverage the use of mobile devices but filling the void (gap) being left by other social media apps. Taboo topics are used to connect people beyond agreement, promoting heart sync over group think.

The game not only provides a platform to communicate authentically which is catalyzed through players feedbacks, it has different levels and layers to which communication is created. The game can be played in groups with strangers and there is a choice to create a community with any group of people you feel most connected with.

The feedback aspect is an important piece to look at because it is what keeps the game authentic. The rule of the game is to give feedback to receive feedback and the more authentic feedback available the more you can grow your community.

Expenses will also be used towards app updates in the forseeable future. We intend to stay attentive to users needs and keep app updated to fit its purpose as well as ensure users are being heard. This endevour may require considerable therefore contributing to major expenses.

Future operational challenges:

Retaining current user experience post scaling operation.

This challange may reduce the percentage of return to the investors however, it is not a situation without a solution. If this occurs our team will channel more effots towards improving user base.

Future challenges related to capital resources:

Potentially underestimating cost of keeping up with app updates.

We intend to stay attentive to users needs and keep app updated to fit its purpose as well as ensure users are being heard. This endevour may require more capital than is forseen therefore, that may pose future challanges related to capital resources.

Future milestones and events:

StartEngine crowdfunding, BREAKING NORMAL online store launch, and other public relations involving Daniel Eisenman and future partners.

We believe our launch on StartEngine will allow us to bring our technology to the hand of investors. Results from app beta testing were impressive and encouraging and a full launch is our next step towards success.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The founder of BREAKING NORMAL, INC. personally is dedicating value in terms of time personal funds, access to a large market of clients through social media influence towards seeing this project become a success as well as partnering with private investors. Breaking Normal, Inc. will be making appearance at the Biohacking conference for the purpose of networking and colaborating with other enterprenures.

If our goal is met we will be able to operate the company for 2 years with a potential for longer term growth as we evaluate the posibilities through the years.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
These funds factor in by contributing to strategic partnering. They are not critical, yet can be paramount to the speed and degree that BREAKING NORMAL is able to scale.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are not necessary to the viability, the BREAKING NORMAL Inc can be sucessfully scales with the use of the current network and followership base of the founder.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

BREAKING NORMAL, Inc. can operate with the minimum of $10,000 for a duration of three months. This estimate is based on payroll expenses for current officers and the growth of the company which may result in the need for more officers.

How long will you be able to operate the company if you raise your maximum funding goal?

BREAKING NORMAL, Inc. can operate with the maximum amount of $107,000 for a duration of two years. This estimate is based upon payroll expenses for current officers.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

For future purposes, lines of credits may be explored, capital could be raised through campaigns, investors contributions, sales of merchandise.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $2,000,000.00

Valuation Details:

As a result of research into IPO's of competitors, legal counselling and advice from experts in the field including a Pre-Money Valuation report from Gust.

-Successful ventures are typically comprised of complementary skill sets, most commonly a business-person, technologist, and designer. Breaking Normal, Inc. works with skilled personel with resonable experience in the field.

-Breaking Normal founder's access to large networks can be helpful for marketing, sales, talent, capital, and beyond. With access to a large market through founders networks, our product through testing period has been able to reach a handful of clients in the market.

-In a homogeneous market like the mobile app market, fixed costs and customization costs are greatly reduced and the potential for growth within such a market is expidited. Also, the product is available to a homogenous market with a niche offering which raises competitive advantage over comptitors in the market.

-Within a year of opening, we have been able to run multiple tests for the app, successfully reaching an increasing target market with testimonials to attest to the effectivness of the design.

-Value in terms of sweat equity such as time/hours spent on building this project, to ensure the best value is being offered to potential investors.

-Once Breaking Normal gains more traction, we have ongoing projects and offering in terms of products that is targeted at adding more value to the business and its potential investors.

-Track record of past successfully ran businesses and partnerships by founder Daniel Eisenman e.g. International Tribe Design, Breaking Normal LLC, Sales of over book copies and alot more in the works.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  28.0%
  Commercial advertising, sponsorship, and cross-promotion is how these proceeds will be used. Sponsoring influencers to use the app and share their experience, inviting mass users.

- *Research & Development*
  40.0%
  Staying current with the cryptocurrency universe and computer technology. Improving app functioning and user experience.

- *Company Employment*
  16.0%
  Hiring a team to execute marketing campaigns. Paying computer programmers to work full time on app. Payment to current officers.

- *Operations*
  5.0%
  Covering expenses relating to taxes, networking, funding, etc.

- *Working Capital*
  5.0%
  Investing in recent hardware/software, etc.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  28.0%
  Commercial advertising, sponsorship, and cross-promotion is how these proceeds will be used. Sponsoring influencers to use the app and share their experience, inviting mass users.

- *Research & Development*
  40.0%
  Staying current with the cryptocurrency universe and computer technology. Improving app functioning and user experience.

- *Company Employment*
  16.0%
  Hiring a team to execute marketing campaigns. Paying computer programmers to work full time on app. Payment to current officers.

- *Operations*
  5.0%
  Covering expenses relating to taxes, networking, funding, etc.

- *Working Capital*
  5.0%
  Investing in recent hardware/software, etc.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://breakingnormal.com/ (http://breakingnormal.com/about).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/breakingnormal

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR BREAKING NORMAL, INC.

[See attached]

I,Daniel Eisenman CEO of Breaking Normal, Inc., hereby certify that the financial statements of Breaking Normal, Inc., and notes thereto for the period ending, December 31, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the period beginning March 19, 2018 (the inception of the company) and ending December 31, 2018 (the end of the fiscal year) the amounts reported on our tax returns were total income of $-----0-----; taxable income of $-----0------ and total tax of $-----0--------.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 31st day of May 2019.

_____ (Signature)

Daniel Eisenman (CEO) (Title)

6/2/2019 (Date)

BREAKING NORMAL, INC.

**FINANCIAL STATEMENTS
(UNAUDITED)**

**AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2018**

Breaking Normal, Inc.
Index to Financial Statements
(unaudited)

BEAKING NORMAL, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2018
(unaudited)

	December 31, 2018
ASSETS	
Current Assets	
Cash and Cas Equivalents	-
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES & EQUITY	
Equity	
Common Stock, $0.00001 par value 10,000,00 shares authorized, 1,000,000 issued and outstanding	10
Additional Paid In Capital-Common Stock	-
Subscription Receivable	(10)
Retained Earnings	-
Net Income	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -

BREAKING NORMAL, INC.
STATEMENTS OF OPERATIONS
AS OF INCEPTION (MARCH 19, 2018) TO DECEMBER 31, 2018
(unaudited)

		December 31, 2018
Revenue	$	-
Cost of Goods Sold		-
Gross Profit		-
Expenses		
General and Administrative Expenses		-
Total Expenses		-
Operating Income		-
Other Income		-
Other Expense		-
Income Tax		-
Net income	**$**	**-**

BREAKING NORMAL, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
AS OF INCEPTION (MARCH 19, 2018) TO DECEMBER 31, 2018
(unaudited)

	Common stock		Subscription Receivable	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
	Shares	Amount				
Inception (March 18, 2018)	-	$ -	$ -	$ -	$ -	$ -
Issuance of Founders Shares	1,000,000	10	(10)	-	-	-
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-
Balance at December 31, 2018	**1,000,000**	**10**	**(10)**	**-**	**-**	**-**

6

BREAKING NORMAL, INC
STATEMENTS OF CASH FLOWS
AS OF INCEPTION (MARCH 19, 2018) TO DECEMBER 31, 2018
(unaudited)

	December 31, 2018	
Cash flows from operating activities		
Net income	$	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash Provided By Operating Activities:		**-**
Cash flows from Financing activities		
Contribution		-
Net cash received from Financing Activities		**-**
Net (decrease) increase in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	**$**	**-**
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	10

NOTE 1 – NATURE OF OPERATIONS

Breaking Normal, Inc was formed on March 19, 2018 ("Inception") in the State of Delaware. The financial statements of Breaking Normal, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Encinitas, California.

BREAKING NORMAL, INC.'s app is the MUST HAVE app for internet addicted millennials needing to upgrade the way they communicate. A groundbreaking technology which catalyzes authentic communication, inspiring genuine human connection. Users share perspective on trending topics in the form of timed videos engineered to stimulate creativity.

The Breaking Normal app is owned by Breaking Normal Inc., and is being updated to be reactivated soon. Breaking Normal Inc. is a business entity that operates independently. Investors will be investing in Breaking Normal, Inc.'s communication technology the 'Breaking Normal app.'

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from a monthly app subscription fees, potential collaborations with other companies alike through ads sponsorships as well as app investors when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has filed its 2018 tax return and is not currently under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

This company does not currently have any debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. 1,000,000 shares have been issued and outstanding for a consideration of $10 as of December 31, 2018.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through May 31, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

start engine

Start Investing | Raise Capital | Sign In

Breaking Normal is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



PLAY VIDEO
8
Days Left
26
Investors
$16,338.00
Raised of $10K - $107K goal
Breaking Normal
Because all things normal must come to an end
BREAKING NORMAL
Regulation Crowdfunding
Encinitas, CA
Consumer Products
Accepting International Investment
Invest Now
$108.00 minimum investment

Overview | Team | Terms | Updates | Comments | Share

BREAKING NORMAL: Putting **REAL** back into **REAL**-ationships



Introducing BREAKING NORMAL: a groundbreaking social networking and party game app, catalyzing real human connection, while pushing the boundaries of cultural conditioning and communication. Current social media apps and cultural communication habits do not foster or reward authenticity, transparency and vulnerability that are required for real human connection. BREAKING NORMAL does.

We are the only social app that helps you convey your truth

We are the opposite of Facebook.

"As porn is to sex, Social Media is to friends."

The Breaking Normal app offers a great value as the realest game for cultivating true connections and the social media platform for making real friends. It is time for something new, to stop spending so much time fantasizing about friends, but

instead get to truly connect with them.

"Social Media (as we know it) is to human relationships as College is to Education. It's time for something new. Social media apps have become a spectator sport. That's why we created The BREAKING NORMAL App. Our pioneering technology will train you to practice authentic communication every day, inspiring genuine human connection plus it is really a fun experience."



Daniel Eisenman

Co-Founder, BREAKING NORMAL



If you believe like we do that...

- Technology can be used to bring us together not divide us.
- There is a hunger not only for truth-seeking but truth-telling.
- People are yearning for a space to be themselves and connect with others on a deeper level.

Then please join us as we develop and grow the BREAKING NORMAL brand and message. Our technology will revolutionize social media networking for generations.

The Offering

Investment

$2.00 per share of Common Stock│When you invest you are betting the company's future value will exceed $2.1M.

Perks*

Any investment above the minimum can apply the full value to a retreat.

If you invest $500+, you will receive a 5% discount on anything on BreakingNormal.com for purchase.

If you invest $1,000+, you will receive a 10% discount on anything on BreakingNormal.com for purchase.

If you invest $2,500+, you will receive a 15% discount on anything on BreakingNormal.com for purchase.

If you invest $5,000+, you will receive a 20% discount on anything on BreakingNormal.com for purchase including a personal meeting with Daniel Eisenman.

**All perks occur after the offering is completed.*

Our Mission

- Build a community of accountability.
- Incorporate face-to-face dynamics through video-only messaging technology to bring the nature and quality of real human interaction.
- Foster positive, authentic, and transparent communication that elevates confidence, creativity & health.
- Promote physical and emotional well-being.
- Provide the space to practice showing up at our highest potential and be held accountable to that standard.


BREAKING NORMAL
BREAKING NORMAL

The BREAKING NORMAL App

Here's how it works! It's not just a game.

TIME TO PLAY



Experience self-acceptance through radical self-expression by harnessing the power of time and creative constraints to help you bypass your monkey brain and speak from your heart.

HAVE FUN | BE COMFORTABLE



Explore challenges designed to help you unleash your creative self-expression. You may laugh till you cry or cry till you laugh but we guarantee you will feel new levels of aliveness.

BUILD A TRIBE



You're about to connect, laugh and feel deeper than ever before. Develop REAL-ationships with your loved ones and a global Tribe of like-hearted people committed to Breaking Normal.

1. We ask a question to all subscribers.
2. Each user has only 30 seconds to respond to the question, both in the game and on the video challenge.
3. This means there is no time to think. They are pushed to speak their truth, straight from the heart.
4. They give before they receive.
5. Communication is based on authentic truths and not what is perceived as what others may want to hear.

We are all about encouraging radical authenticity and inspiring vulnerability.


Dashboard


Weekly Challenge
You've been given 10 million


Weekly Challenge
You've been given 10 million


Start the game
challenge
guidelines
tribe
messages


dollars to use in 1 week.
What are you going to do?
Responses


dollars to use in 1 week.
What are you going to do?
Responses

**Product is still currently under development*

What People Are Saying About BREAKING NORMAL


BREAKING
NORMAL

Our Business Plan

+ The App will follow the Freemium business model

(Trial + Subscriptions + In App Purchases)

+ White Labeling

+ Premium White Labeling

"Over the past decade "freemium"—a combination of "free" and "premium"—has become the dominant business model among internet start-ups and smartphone app developers. Users get basic features at no cost and can access richer functionality for a subscription fee. If you've networked on LinkedIn, shared files through Dropbox, watched TV shows through Hulu, or searched for a mate on Match, you've experienced the model firsthand."

Harvard Business Review

The Marketplace

The Marketplace

The Social Media market is growing and ready for a change. The potential for growth in this market is immense and flexible. Here are the stats to prove it:



- The number of internet users worldwide in 2018 is **4.021 billion, up 7 percent year-on-year**
- The number of social media users worldwide in 2018 is **3.196 billion, up 13 percent year-on-year**
- The number of mobile phone users in 2018 is **5.135 billion, up 4 percent year-on-year**
- Annual growth continues apace, especially in active mobile social users - **39% penetration up 5% from 2017.**
- Share of web traffic by device highly favours mobile at 52% (+4% year-on-year change), whilst Desktop remains in second place with only 43% of device share to all web pages, **down by 3% year-on-year.**

- Global Digital Report 2018

Because of our revolutionary technology, and the immense social media market, we believe that BREAKING NORMAL fits into all of these categories-

- Group Counseling apps
- Social Media Apps- Facebook/IG/Snapchat
- Group game apps - HeadsUp, HQ Trivia
- Messenger Apps
- Video chat Apps

Our Marketing Plan

CROSS PROMOTION

- Leverage the EXISTING Social media presence of Daniel, wife and co-collaborators of more than 1000 users to funnel and drive traffic to the app store and Breaking Normal website.
- Target social media campaigns and cross-collaborations.
- Invest in Facebook, Instagram, and YouTube ads to funnel traffic to the app store.
- Invest in a new website and SEO to drive traffic to the app store.

App Development Update

The app has been through a successful Alpha and Beta testing launch on the app store with 600+ users have already downloaded the app and thousands more have experienced the cutting edge communication and self-expression techniques in person at live events. The app is currently under construction to be released soon.

currently under construction to be released soon.
The bare bone, minimal viable product of the app is currently available on the apple app store and is being tested & utilized by family, friends, allies, and fans.

In the coming year, our focus will be mainly on marketing our product and getting the app to more users and this will be done through media advertising as well as running email campaigns and social media ads. Our goal is to reach up to a million users from launch date into the following year.

 

Who We Are and Why You Should Invest

Daniel Eisenman graduated Pre-Med from Emory University with a BS (Key Acronym) in Biology and took the MCAT about 10 years ago. Before applying to medical school to stay on the path of "NORMAL" as people advised him, he decided to "take a year off." That year off has now turned into a decade of BREAKING NORMAL adventures throughout all 50 states and 20 countries.

He travels the world as a keynote speaker and facilitator of Breaking Normal Experiences / radical retreats and workshops (though he likes to call them playshops, as what's more pure than play?) based on the principles of raw honesty and emotional freedom. He found that the common theme through his journey and experiences was that so many people seemed to be trapped in self-imposed prisons, keeping a lid on their genius, joy, and growth. Thus Breaking Normal was birthed as a way for people to free themselves from this self-imposed prison.

The BREAKING NORMAL team consists of individuals with strong morals and values which constitute the backbone of the app; transparency, authenticity, and vulnerability. The background of the team supports the practice of conscious communication which is predominantly what the app offers.

We want you to join this team as an investor. Help us disrupt traditional social media with a platform that promotes positive, real engagement. **Invest in BREAKING NORMAL.**



We began a
Experimental
Facebook
group

charging over 100
members $97/month

2017

Beta launched
on the App
Store

137 downloads / 38
active users/monthly
subscribers

January 2018

May 2017

Alpha APP
launched

Self Funded

2019

Launch on
StartEngine

Raising $107,000 Seed
Funding for App and
brand marketing

Meet Our Team





Daniel Eisenman

FOUNDER, CEO

Daniel Eisenman graduated Pre-Med from Emory University with a BS (Key Acronym) in Biology. Before applying to medical school to stay on the path of "NORMAL" as people advised him, he decided to "take a year off."





Florence Enueme

Executive Assistant-Marketing

Florence is an MBA with a concentration in marketing. She has been actively involved in business marketing, digital marketing, human resources and other management/business consulting positions. She studied extensively Human Resource Management and acquire an MBA with a concentration in Marketing.



Offering Summary

Company	:	BREAKING NORMAL, INC.
Corporate Address	:	3808 Tower View Ct , Austin, TX 78723
Offering Minimum	:	$10,000.00
Offering Maximum	:	$107,000.00

Minimum Investment Amount (per investor) : $108.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 5,000

Maximum Number of Shares Offered : 53,500

Price per Share : $2.00

Pre-Money Valuation : $2,000,000.00

Maximum subject to adjustment for bonus shares. See Bonus info below.

Perks*

Any investment above the minimum can apply the full value to a retreat.

If you invest $500+, you will receive a 5% discount on anything on BreakingNor mal.com for purchase.

If you invest $1,000+, you will receive a 10% discount on anything on BreakingNormal.com for purchase.

If you invest $2,500+, you will receive a 15% discount on anything on BreakingNormal.com for purchase.

If you invest $5,000+, you will receive a 20% discount on anything on BreakingNormal.com for purchase including a personal meeting with Daniel Eisenman.

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Breaking Normal, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 Comomon Stock shares, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Breaking Normal to get notified of future updates!

Comments (3 total)

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Alan Jacobson `SE OWNER` `24 INVESTMENTS` 3 months ago
p.s. You mention that Daniel and the team have 1000 "co-collaborators" on social media. I'm not sure what that means but I do think it's worth mentioning that Daniel has 16,000+ followers on Instagram and 14,000+ subscribers on Facebook. That is impressive, and it could be worth also mentioning how quickly those numbers are growing and what he will be doing to expand these numbers so that word of the app gets out. Just a suggestion. Thanks again.

Alan Jacobson `SE OWNER` `24 INVESTMENTS` 3 months ago
Hi, I am so impressed with Dan and what you all have done so far - your book is highly rated, as is your podcast, and conceptually I love what you are all about. That said, I am not sure that I understand how the app gets to that valuation. As compared to other social media outlets this app seems quite specific, so while it could be fun and interesting to play, I'm not sure it can get enough people who want to engage regularly. And if it does, how can you be sure they will stay with it long term given how specific it is? And what exactly will the premium version offer that will compel enough people to buy it? I wish the offer was for the Breaking Normal franchise overall and not just the app. All of that said, I can certainly be convinced to invest depending on your answers - I want to love it! Thanks, Alan.

> **Daniel Eisenman** **- Breaking Normal** 2 months ago
> Aloha Alan,
> Thank you for your kind and affirming words, and your awesome question. The specificity of the app is, in fact, one of its unique features. When I think about it, it almost seems like most social media sites are set up to give a false dopamine hit whereas this app is set up to cultivate a truly meaningful and deep connection with new and old friends. Over the years we have come to have a great community of fans, friends, and followers who are loyal to the work we do at Breaking Normal and these numbers keep growing. Since connection and friendship is not going out of style, I honestly don't know of a better technology to connect people deeper and in a more efficient way, so I trust that will keep them coming back for more. It was honestly inspiring to see how many people kept using the app even with the bugs during the testing phase. Combining all social media platforms, we have a following of over 200,000 loyal followers not including the turnouts at our events which keeps growing stronger. Our recent event in

followers not including the turnouts at our events which keeps growing stronger. Our recent event in Breckenridge was argued to be the best one, and before even picking the location for our next event in Sedona, we have people applying and committing. I am explaining all this because it seems as our following is only getting stronger, people are going to crave meaningful connection even more so as other social media apps get more popular especially the ones that are involved with scrolling, consuming, editing, hiding, and filters instead of truly showing up in one unedited take. We are the future. The reason we have separated the app from the event and other business activities is to keep the investments simple, clean and less liable. Please ask more questions if you have any and I trust this will suffice to inspire you to get involved. We would love your guidance, investment, and friendship.



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

So a few months ago, I was terrified to hit the record button on a camera. Let alone do Facebook lives. Let alone know how to express myself in a radical authentic way my struggle before using the breaking normal app was not using my voice not being the person that I really knew that I could be but it was stuck somewhere.

I was almost seduced into thinking that by scrolling through thousands of people's social media profiles that was actually being connected to them before using the breaking normal app. I had no easy language to describe my nontraditional lifestyle and beliefs before I feared a lot of being exposed and being vulnerable so.

Breaking normal has given me the chance to do that and it's transformed my language and how I am in my everyday life and with myself [00:01:00] so okay. Here we go. I'm here to explain to you why the breaking normal app is the next unicorn that's getting ready. But released in the market. It's an artificial intelligence that activates intuition by leveraging a taboo topic putting people on the spot and make getting them to answer it in 30 seconds or less in one take with a 5 second timer to start.

They're going to get feedback from the whole Community. The job of the community is to upgrade their communication upgrade their confidence any misalignment or incongruencies. They see with their communication.

The way this works is once I answer my question I'm going to get all kinds of feedback from all kinds of people. I can't watch their feedback until I give them feedback first. And this is how this is how in the heavans the breaking normal app is flipping the script of social media as we know it. Rather than how many followers you have. the new metrics of success is how much feedback you give.

It's about how much connection can be made in the most effective and efficient period time possible rather than mindlessly consuming content and being in a hypnotic trance scrolling. This stops the scrolling and it gets everyone to become a creator of content because in my opinion that's where the real goal of using social media is.

Is download the breaking normal app and really give it your all and really see the transformations in the breakthroughs that will come from it for me. It's been incredible. I've been using the brake normal app for about a month now and it's unlike any other app I've ever used most apps. Aimed to develop community and relationships and give you a dopamine hit that's only a placebo for real connection the breaking normal app develops that real connection and creates real relationships among its users.

The [00:03:00] breaking normal app has helped me to be more succinct and more aligned and more specific and less flowery with my dreams and my visions of my purpose like a free education on communication. Give like life-changing advice or feedback in 30 second. This is really freaking awesome. I really appreciate that.

It's taught me to sort of think on my toes and just allow what comes through naturally to come through. I love talking to these people that I've never met from all parts of the world that I would never have an opportunity to do. So if I had not signed up for the apps app also gets me out of my comfort zone.

Time under tension so that I actually grow and the variety of feedback that you get I think is helpful because different people see different things. I think it Taps into. [00:04:00] Emotional openness that the world's longing for I think it's congruent with what people are wanting as far as community and connection and breaking outside of the box.

It's not just the communication app. Yeah, it's much more. It's a beautiful training ground. We can express herself. We can play around with ideas of new self expression. We can really say in a child the breaking normal app to be a massive Catalyst for growth in my life whether that's breathing a business.

Be more content or transforming the way that I communicate with myself and others. I can now communicate a lot more freely out in public regardless of what anyone thinks it's awesome this app because I think there is no separation no limitation between the app. In fact in the real life. We take a moment to say thank you for this app.

And for what you're doing with it your stewarding because it means a lot to me. It's like having Toastmasters except on your phone. Who doesn't want that?

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